EXHIBIT 1

Gregory Fortunoff

25 Montrose Court

Roslyn, NY 11576

(917) 699-0860

January 4, 2023

Board of Directors

Kingstone Companies, Inc.

15 Joys Lane

Kingston, NY 12401

Attention: Barry B. Goldstein, Chairman of the Board

Re: Moving Forward In 2023

Ladies, Gentlemen and Fellow Shareholders:

We are sorry to say that many of the items we called you out on have unfortunately come to fruition. Kingstone stock started the year at $5.01 and ended the year at $1.35. The lack of foresight and strategy have cost shareholders dearly. Let’s start with the most recent financing. It was consummated in the 11th hour and served to give away nearly ten percent of our company through warrants struck at one dollar. This was the final straw in the “bad management” of the year award. It is hard to imagine that anyone, inside or outside of the company, could have thought, or would have advised that waiting this long, in this environment, could have been the right move with respect to refinancing the debt.

We would also like to call out Barry for adding a new line item in the third quarter result bullet points titled “adjusted book value.” We looked back at recent earnings releases and this number was not included ever before. We believe this was added by Barry to make things look better to shareholders in order to fool us into thinking that the book value had increased. The fact is that the number for the quarter was not good, especially considering the lack of large weather events. This change to the earnings release is another example of how Barry tries to manipulate regular shareholders to think he is doing a better job managing the company than he really is.

In order to bring down the rhetoric and allow for our thoughts to be known by the Board and Management, we reached out to Meryl Golden to start a dialogue. Meryl accepted our outreach and included Tim McFadden, a current board member, in our conversation. We had a very constructive call.

At the end of the call, we were asked what we wanted. We stated that we wanted three Board seats and for Barry Goldstein to be removed from the company. Soon after this call, our offer was wholeheartedly rejected. We would suspect it was because Barry would not accept those terms as he continues to run the company as if it were his own private company…. which it is not.

In order to save the company and ourselves time, money, a prolonged battle and to show that we were willing to compromise, we offered to take two Board seats in a properly sized 5-person Board. We also dropped our demand that Barry be removed from the company. As we write today, this offer has also been rejected by “the Board.” This was yet another poor decision. There is no doubt that decision was driven by Barry. Barry continues to control the minds of the Board members who continue to allow him to make self-serving and poor decisions for the Company and its shareholders.

With the rejection of our offer, we will now pursue a proxy action to replace all but 2 members of the Board (Meryl Golden and Tim McFadden). As we have said before, we will present Board candidates that will be diverse, contemporary and independent of the control of one person. The candidates will have vast experience in business and will be able to work with Meryl and her team to move the company forward in a more collaborative and less dictated environment.

We would urge Barry and the Board to convene the annual meeting of the shareholders on or around the same time as it was done last year. We would expect that if Barry and the Board are confident in their position they will not do anything to hinder our ability to put forth a viable slate and allow time for all shareholders to decide who will govern their company into the future.

If you truly believe that Barry and the current board are what is best for the company going forward, why not let us know your turnaround plans? All we have heard from this board in the last year was in an end of the year letter that was repetitive (“Building on Kingstone 2.0”), misleading (“Successful Debt Refinancing”) and untruthful (“Consistent focus on value creation”). What is the plan?

We believe that there is much work to be done to get our company back on track. We do not believe that Barry and his “puppet” board are the right team to be doing this work as they have proven that the status quo is what works for them. They are not prepared to make the hard decisions to move our company forward. If Barry and his team are ready to prove that that have our best interests in mind, I would ask them to take the following steps as soon as possible:

1)	Buy stock in the open market with their own money.

2)	Cut their salaries to be aligned with a company that has a less than fifteen-million-dollar market capitalization.

3)	The Board of Directors should agree to 100% stock-based compensation.

4)	Give a fully detailed account of the terms and process surrounding the Griffin Highline offer.

5)	Give a fully detailed account of the process to refinance the bonds with the reasons for waiting so long and why we had to give away nearly 10% of our company.

5)	Provide a detailed and transparent plan for 2023 which outlines our way back to profitability.

As we are writing this letter, we own over nine percent of Kingstone and are the largest shareholders as a group. We have bought every share with our own money. We will do whatever we have to do in order to protect our current investment and take actions that we believe are in the best interests of all shareholders. We stand ready to engage with the current management and Board regarding our request for board representation, while at the same time, we will be preparing for the proxy action that we believe will be necessary to effect meaningful and positive change.

Sincerely,

/s/ Gregory Fortunoff
Gregory Fortunoff